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                             August 3, 2023

       Stefan Muehlbauer
       Chief Financial Officer
       Sustainable Projects Group Inc.
       2316 Pine Ridge Road 383
       Naples, Florida 34109

                                                        Re: Sustainable
Projects Group Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarter Ended March 31, 2023
                                                            File No. 000-54875

       Dear Stefan Muehlbauer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note the audit opinion has been dated March 31, 2022, which is prior to the balance sheet date. Please
request your auditor update the audit opinion and amend your filing.
       Index to Consolidated Financial Statements
       Note 1. Organization and Nature Operations, page F-8

   2. We understand that you have accounted for the Exchange Transaction as a reverse merger recapitalization based
on your assessment that Sustainable Projects Group was not a business at the time of
transaction. You also state that you have presented your financial statements to reflect
the combined operations of Lithium Harvest and Sustainable Projects
                                                        Group as if the merger
transaction occurred on January 1, 2021. Please tell us why you believe this
presentation is consistent with the guidance in ASC paragraphs 805-40-45-1 and 2. In this regard,
we note the financial statements covering periods prior to the
 Stefan Muehlbauer
FirstName
SustainableLastNameStefan   Muehlbauer
            Projects Group Inc.
Comapany
August     NameSustainable Projects Group Inc.
       3, 2023
August
Page 2 3, 2023 Page 2
FirstName LastName
         transaction should correspond to the historical accounts of the accounting acquirer,
         Lithium Harvest adjusted for the change in capital structure.
Note 9. Intangible Assets, page F-14

3. We note your intangible assets and goodwill balances at December 31, 2022 were $74,778 and $156,752, respectively and represent a combined total of 82% of total assets. From your disclosure, it appears these balances are related to the Soy-yer Dough purchase in
         May 2020. You disclose on page 23 you ended sales of Soy-yer Dough products in 2021.
         Please address the following:

                Please provide a detailed explanation of your goodwill impairment analysis, including how you considered the ending of sales of the Soy-yer Dough products as an assumption in your analysis. See ASC 350-20-35. Please revise your disclosure to include the required disclosures in accordance with ASC 350-20-50. In addition, to the extent you have performed a quantitative impairment analysis, your disclosure should address whether you are at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value.

                Please tell us how you considered the ending of sales of these products as an impairment indicator when performing an impairment analysis of your intangible assets in accordance with ASC 350-30-35-14 and ASC 350-30-35-17 through 35-22.
              To the extent you determined no impairment was necessary, please clearly explain the underlying factors that resulted in your conclusion.

                Please explain why your trademark, patents net balance increased from $593 at
              December 31, 2021 to $10,653 at December 31, 2022. In addition, you disclose trademarks were identified as intangible assets with finite useful lives, however it does not appear you are recording amortization expense on these assets. Please clarify and revise your disclosure, if necessary.

                Please also address how the goodwill and intangible assets were considered when allocating the relative fair value of the assets for the reorganization transaction with
              Lithium Harvest based on the requirements of ASC 805-50-30-1 and 30-3.

Form 10-Q for the Quarter Ended March 31, 2023

Consolidated Interim Balance Sheets, page F-2

4. Please tell us why the financial statement amounts reflected for the year ended December
         31, 2022 in your Form 10-Q for the quarter ended March 31, 2023 do not agree with the corresponding amounts presented in the audited financial statements in your Form 10-K for the year ended December 31, 2022. Clearly explain how you derived the revised
 Stefan Muehlbauer
Sustainable Projects Group Inc.
August 3, 2023
Page 3
         amounts and why they have been revised. To the extent you have restated your December
         31, 2022 financial statements due to error, please provide appropriate disclosures under
         ASC 250 and tell us how you considered the need for amendment of your Form 10-K for the year ended December 31, 2022.
Notes to the Interim Consolidated Financial Statements
Note 8. Reorganization, page F-10

5. We note on February 14, 2023, you entered into an agreement with Lithium Harvest and the Shareholders to acquire all outstanding shares of capital stock of Lithium Harvest in exchange for issuing to the Shareholders 206,667,233 shares of your common stock. You disclose the Exchange Transaction represents a change of control and was accounted for as a share reorganization with Lithium Harvest being the accounting acquirer and the
         Company being the accounting acquiree. Please tell us how you considered ASC 805-40-
         45-2 when presenting the equity balances given Lithium Harvest has been considered the accounting acquirer.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202)
551-3650 with any questions.



FirstName LastNameStefan Muehlbauer                          Sincerely,
Comapany NameSustainable Projects Group Inc.
                                                             Division of
Corporation Finance
August 3, 2023 Page 3                                        Office of Energy &
Transportation
FirstName LastName